Consolidated Financial Statements

(Expressed in United States Dollars)

NEVSUN RESOURCES LTD.

Years ended December 31, 2007 and 2006

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Nevsun Resources Ltd ("the Company") as at December 31, 2007 and December 31, 2006 and the consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  With respect to the consolidated financial statements for the year ended December 31, 2007, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 24, 2008, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants

Vancouver, Canada

March 24, 2008

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Nevsun Resources Ltd

We have audited Nevsun Resources Ltd ("the Company")’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

…/2

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

Nevsun Resources Ltd

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the year ended December 31, 2007, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 24, 2008, expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Vancouver, Canada

March 24, 2008

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Nevsun Resources Ltd. are the responsibility of management.

The financial statements have been prepared by management in conformity with Canadian generally accepted accounting principles.  These statements include some amounts that are based on management’s best estimates and judgments.  Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.  Financial information used elsewhere in annual filings is consistent with that in the financial statements.

The Company maintains a system of internal control which provides management with reasonable assurance that assets are safeguarded and that reliable financial records are maintained.

The Board of Directors carries out its responsibility for the financial statements principally through its Audit Committee, consisting solely of outside directors.  The Audit Committee meets periodically with management, as well as the external auditors, to review the financial statements and to satisfy itself that each party is properly discharging its responsibilities.

The external auditors, KPMG LLP, have been appointed by the shareholders to render their opinion on the financial statements.  The auditors have full and free access to the Audit Committee and their report is included herein.

“John A. Clarke”

John A. Clarke

Chief Executive Officer

“Cliff T. Davis”

Cliff T. Davis

Chief Financial Officer

March 24, 2008

NEVSUN RESOURCES LTD.

Consolidated Balance Sheets

(Expressed in United States dollars)

Years ended December 31, 2007 and 2006

	December 31, 2007	December 31, 2006
		(reclassified - note 7)

Assets

Current assets:
Cash and cash equivalents	$20,461,990	$23,377,381
Short-term investments (note 5)	2,542,116	9,911
Accounts receivable and prepaids (note 6)	28,265,154	132,488
Inventory	99,279	29,778
Current assets held for sale (note 7)	4,900,267	12,058,069
	56,268,806	35,607,627

Property, plant and equipment (note 8)	994,670	649,021

Non-current assets held for sale (note 7)	17,189,182	12,870,390

	$74,452,658	$49,127,038

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$1,177,177	$1,810,330
Current liabilities relating to assets held for sale (note 7)	3,464,644	9,930,672
	4,641,821	11,741,002

Deferred credit (note 8(a))	25,000,000	-

Long-term liabilities relating to assets held for sale (note 7)	4,171,482	3,903,360

Shareholders’ equity:
Share capital (note 9)	239,997,257	222,748,798
Contributed surplus	10,544,616	8,410,121
Accumulated other comprehensive loss	(230,244)	-
Deficit	(209,672,274)	(197,676,243)
	40,639,355	33,482,676

	$74,452,658	$49,127,038

Adoption of new accounting standards (notes 3 and 4)

Commitments and contingencies (notes 7 and 11)

Subsequent events (notes 7, 8(a), and 11)

See accompanying notes to consolidated financial statements

Approved on behalf of the Board:

“Gary E. German”	Director	“Robert J. Gayton”	Director
Gary E. German		Robert J. Gayton

NEVSUN RESOURCES LTD.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Expressed in United States dollars)

Years ended December 31, 2007 and 2006

	2007	2006
		(reclassified - note 7)

Operating costs and expenses:
Depreciation, depletion and amortization	$139,055	$449,262
Exploration	4,722,438	6,058,843
General and administrative	5,911,455	4,125,601

Loss from operations	(10,772,948)	(10,633,706)

Gain on sale of Ghana property (note 8(b))	5,765,579	-
Foreign exchange gain (loss)	(60,163)	(27,764)
Investment income	920,000	530,867
Write-down of mineral properties	-	(184,971)

Loss before income taxes	(4,147,532)	(10,315,574)

Income taxes (note 10)	(8,888)	-

Loss from continuing operations	(4,156,420)	(10,315,574)

Loss from discontinued operations (note 7)	(7,839,611)	(99,009,081)

Loss for the year	(11,996,031)	(109,324,655)

Other comprehensive loss	(230,244)	-

Comprehensive loss	$(12,226,275)	$(109,324,655)

Weighted average number of common shares outstanding	119,196,774	106,616,144

Basic and diluted loss per share from continuing operations	$(0.03)	$(0.10)

Basic and diluted loss per share from discontinued operations	$(0.07)	$(0.93)

Basic and diluted loss per share	$(0.10)	$(1.03)

See accompanying notes to consolidated financial statements

NEVSUN RESOURCES LTD.

Consolidated Statements of Cash Flows

(Expressed in United States dollars)

Years ended December 31, 2007 and 2006

	2007	2006
		(reclassified - note 7)

Cash provided by (used for):

Operations:
Loss from continuing operations	$(4,156,420)	$(10,315,574)
Items not involving the use of cash:
Depreciation, depletion and amortization	139,055	449,262
Stock-based compensation	2,344,460	1,724,647
Mineral property write-off	-	184,971
Gain on sale of short-term investment	(11,692)	-
Gain on sale of Ghana property (note 8(b))	(5,765,579)	-
Changes in non-cash operating capital:
Accounts receivable and prepaids	(136,068)	45,022
Inventories	(69,501)	(29,778)
Accounts payable and accrued liabilities	(629,346)	796,390
	(8,285,091)	(7,145,060)

Investments:
Cash transferred on sale of Ghana property (note 8(b))	(5,514)	-
Expenditures on property, plant and equipment	(484,704)	(227,779)
Short-term investment purchases	-	(9,911)
Short-term investments sales proceeds	21,603	497,311
	(468,615)	259,621

Financing:
Issuance of shares, net of issue costs	17,038,494	35,159,859
	17,038,494	35,159,859

Increase in cash and cash equivalents from continuing operations	8,284,788	28,274,420

Decrease in cash and cash equivalents from discontinued operations (note 7)	(11,200,179)	(27,700,164)

Net increase (decrease) in cash and cash equivalents	(2,915,391)	574,256

Cash and cash equivalents, beginning of year	23,377,381	22,803,125

Cash and cash equivalents, end of year	$20,461,990	$23,377,381

Non-cash investing and financing transactions:
Reclassification of contributed surplus to share capital upon exercise of shares	$209,965	$526,088
Receivable on reduction of interest in Bisha property	25,000,000	-
Receivable on sale of Ghana property	3,000,000	-
Short-term investments received on sale of Ghana property	2,772,360	-
Non-cash operating capital disposed of on sale of Ghana property	406	-

See accompanying notes to consolidated financial statements

NEVSUN RESOURCES LTD.

Consolidated Statement of Shareholders’ Equity

(Expressed in United States dollars, unless otherwise stated)

Year ended December 31, 2007

	Number of shares	Share capital (note 9)	Contributed surplus	Accumulated other comprehensive income	Deficit

December 31, 2005	102,986,822	$187,062,851	$7,159,426	-	$(88,351,588)

Private placements	12,500,000	33,947,105	-	-	-

Exercise of options	752,500	1,066,292	-	-	-

Exercise of warrants	50,000	146,462	-	-	-

Transfer to share capital on exercise of options	-	526,088	(526,088)	-	-

Stock based compensation	-	-	1,776,783	-	-

Loss for the year	-	-	-	-	(109,324,655)

December 31, 2006	116,289,322	222,748,798	8,410,121	-	(197,676,243)

Transition adjustment for the adoption of new accounting standards (note 3(c))	-	-	-	3,307	-

Private placement	10,000,000	15,735,384

Exercise of options	1,575,000	1,303,110	-	-	-

Transfer to share capital on exercise of options	-	209,965	(209,965)	-	-

Stock based compensation	-	-	2,344,460	-	-

Unrealized loss on available-for-sale investments (net of tax)	-	-	-	(230,244)	-

Realized gain				(3,307)

Loss for the year	-	-	-	- -	(11,996,031)

December 31, 2007	127,864,322	$239,997,257	$10,544,616	$(230,244)	$(209,672,274)

See accompanying notes to consolidated financial statements

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2007 and 2006

1.	Nature of business:
Nevsun Resources Ltd. and its subsidiaries (collectively, “Nevsun” or the “Company”) are in the mining business in Africa.

The Company’s continuing operations and the underlying value and recoverability of amounts shown for its exploration stage mineral properties are entirely dependent upon the availability of the necessary financing to complete the exploration and development of such mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests.  Future profitable production is primarily dependent on the quality of ore resources, future metal prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation.  While the Company actively tries to manage these risks, many of these factors are beyond its control.  The Company has not entered into derivative financial instruments to manage foreign exchange or commodity price exposure.

2.	Significant accounting policies:
(a) Basis of presentation:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and include the accounts of the Company and its subsidiaries.  All material intercompany balances and transactions have been eliminated on consolidation.

As the United States dollar is the principal currency of the Company’s business, except where specifically noted, these consolidated financial statements are expressed in United States dollars.
(b) Use of estimates:

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of estimates and assumptions relate to the determination of impairment of long-lived assets, determination of mineral reserves, valuation of stock-based compensation, determination of reclamation and environmental obligations and future income tax asset valuation reserves among others.  Actual results could differ from those estimates.

(c) Cash equivalents:
Cash equivalents are comprised of highly liquid investments having original terms to maturity of 90 days or less when acquired.
(d) Short-term investments:

Short-term investments include equity investments as well as financial instruments which have terms to maturity of three to twelve months when acquired.  The Company has classified such investments as available-for-sale and records them at fair value, with unrealized gains and losses recorded in other comprehensive income.  Any impairment losses are recorded as incurred in the Statement of Operations and Comprehensive Income (Loss).

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2007 and 2006

2.	Significant accounting policies (continued):
(e) Inventories:
Materials and supplies are valued at the lower of average cost and replacement value.

Stockpiled ore is carried at average production cost per tonne.  Amortized mine development costs are not included in the cost of stockpiled ore, work in progress or finished goods inventories.  Costs associated with stockpiled ore are charged to cost of goods sold based on tonnes removed from inventory and processed through the mill.

Work in progress and finished goods inventories are stated as the lower of average cost and net realizable value.
(f) Exploration:
Exploration costs are charged to earnings as they are incurred until the decision to proceed with development of the related property is made.
(g) Property, plant and equipment:
(i) Plant and equipment

Plant and equipment is recorded at cost.  Plant and equipment associated with mining operations is depreciated over the estimated lives of the assets on a units of production basis or declining balance basis, as appropriate.  All other equipment is amortized over the life of the assets using the declining balance method at rates of 20% to 30% per annum, as appropriate.

(ii) Mineral properties

Costs related to the acquisition of mineral properties are capitalized on a property-by-property basis. Additional costs related to mineral properties are capitalized when it has been established that a mineral deposit is commercially mineable by the Company and a decision has been made to proceed with development. Development expenditures, including finance related costs, are capitalized as incurred until commencement of production.   Pre-production expenditures, including stripping costs prior to commencement of production, and revenue are capitalized until the commencement of commercial production.

Such capitalized acquisition costs and deferred development expenditures are written down to their estimated fair value when either there is little prospect of further work on a property being carried out by the Company, or a property is abandoned, or the future discounted cash flows related to the property are estimated to be less than the carrying value of the property.

Mineral properties and deferred costs are, upon commencement of commercial production, amortized over the estimated life of the property on a units of production basis.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2007 and 2006

2.	Significant accounting policies (continued):
(iii) Stripping costs

Stripping costs are accounted for as variable production costs and are included in the costs of the inventory produced during the period that the stripping costs are incurred.  Stripping costs are capitalized in cases where such activities result in the betterment of a mineral property.

(iv) Reclamation and closure costs

Upon environmental disturbance that the Company is legally required to remediate, the Company records a liability for the estimated fair value of liabilities for reclamation and closure activities and the resulting costs are capitalized to the corresponding asset.  The fair value of the reclamation and closure liability is estimated using the expected cash flow approach discounted at a credit-adjusted risk free interest rate.  The capitalized amount is amortized on the same basis as the related asset.  The liability is adjusted for the accretion of the discounted obligation and any changes in the amount or timing of the underlying future cash flows.

(v) Impairment of long-lived assets

The Company assesses the impairment of long-lived assets, which consist primarily of property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  An impairment loss is recognized when the carrying amount of an asset to be held for use exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment loss recognized will be the amount by which the carrying amount of the asset exceeds its fair value.

At each reporting period, the Company reviews the carrying value of its long-lived assets.  These reviews include an analysis of the expected future cash flows to be generated by the project to determine if such cash flows exceed the project’s current carrying value.  The determination of future cash flows is dependant on a number of factors, including future metal prices, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs.  Additionally, the reviews take into account factors such as political, social and legal and environmental regulations.  These factors may change due to changing economic conditions or the accuracy of certain assumptions.  The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects.

(h) Share capital:

The Company records proceeds from share issuances net of issue costs.  Common shares issued for consideration other than cash are valued based on their market value at the date the agreement to issue shares was concluded.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2007 and 2006

2.	Significant accounting policies (continued):
(i) Foreign currency translation:

The Company’s foreign subsidiaries are considered to be integrated foreign operations for accounting purposes.  Accordingly, transactions and account balances originally stated in currencies other than the United States dollar have been translated into United States dollars as follows:

•

Revenue and expense items at the rate of exchange in effect on the dates they occur;

•

Non-monetary assets and liabilities at historical exchange rates;

•

Monetary assets and liabilities at the exchange rate at the balance sheet date; and

•

Exchange gains and losses are recorded as income or expense in the period in which they occur.

(j) Financial instruments:

The fair values of cash and cash equivalents, short-term investments, accounts receivable, bank loan and accounts payable and accrued liabilities approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The fair value of long-term liabilities is estimated to approximate its carrying value as long-term liabilities are carried at the current estimate of fair value of the related obligations.

(k) Stock-based compensation:

The Company has a stock option plan that is described in note 9(c).  The Company records all stock-based liabilities incurred using the fair value method.  Under the fair value method, stock-based compensation is measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable and is amortized on a straight-line basis over the vesting period.  The offset to the recorded cost is to contributed surplus.  Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(l) Income (loss) per share:

Basic income (loss) per share is calculated by dividing the income (loss) available to common shareholders by the weighted average number of common shares outstanding in the period.  For all periods presented, the income (loss) available to common shareholders equals the reported income (loss).  Diluted income (loss) per share is calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted income (loss) per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.  In the Company’s case, diluted income (loss) per share is the same as basic income (loss) per share as the effects of including all outstanding options and warrants would be anti-dilutive.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2007 and 2006

2.	Significant accounting policies (continued):
(m) Income taxes:

The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Future income tax assets also result from unused loss carry forwards, resource related pools and other deductions.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.  To the extent that the realization of future income tax assets is not considered to be more likely than not, a valuation allowance is provided.

(n) Revenue recognition:

Sales are recognized and revenues are recorded when metal is delivered and title transfers, the rights and obligations of ownership pass to the customer, and collection of the revenue is reasonably assured.

(o) Comparative Figures:
The presentation of comparative figures has been reclassified to conform to the current presentation in respect to the discontinued operations and assets held for sale described in note 7.

3.	Adoption of new accounting standards:

On January 1, 2007, the Company adopted the following accounting standards that were issued by the Canadian Institute of Chartered Accountants (CICA):  Handbook Section 1530, Comprehensive Income; Handbook Section 3861, Financial Instruments – Presentation and Disclosure and Handbook Section 3855, Financial Instruments - Recognition and Measurement.  These standards have been applied retrospectively with no restatement.

	(a)	Comprehensive income:

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income.  Other comprehensive income represents changes in shareholders’ equity during a period arising from transactions and other events and circumstances from non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale.  The components of comprehensive income are disclosed in the interim consolidated statement of shareholders’ equity.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2007 and 2006

3.	Adoption of new accounting standards (continued):
	(b)	Financial instruments – presentation and disclosure; recognition and measurement:

Section 3861 establishes standards for the presentation and disclosure of financial instruments. Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  It requires that financial assets and financial liabilities, including derivatives, be measured at fair value on initial recognition and recorded on the balance sheet.  Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in net income.  Financial assets and financial liabilities considered held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization.  Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income.  Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value.  Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated as effective cash flow hedges.  The Company has no such designated hedges.

	(c)	Impact upon adoption of Section 1530, 3855 and 3861:

The transition adjustment attributable to the re-measurement at fair value of available-for-sale financial assets was recognized in opening accumulated other comprehensive income as at January 1, 2007.

Upon adoption, the Company recorded a transition adjustment of $3,307 net of taxes, to consolidated shareholders’ equity, representing changes made to the value of available-for-sale financial instrument in compliance with the measurement basis under the new standards.

4.	Accounting standards issued for adoption in future periods:

The following accounting standards are those which have been issued by the CICA for adoption in future periods.  The Company will adopt the standards on January 1, 2008.  Management is evaluating the impact of these new standards on its financial position and results of operations and does not expect their adoption to result in any material changes to its financial statements.

	(a)	Inventories, Section 3031:

In June 2007, the CICA issued Section 3031, Inventories, that supersedes Section 3030 and applies to interim and annual periods beginning on or after January 1, 2008. This section establishes increased guidance on the measurement of inventory and enhanced disclosure requirements.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2007 and 2006

4.	Accounting standards issued for adoption in future periods (continued):
	(b)	Financial Instruments – Disclosures and Presentation, Sections 3862 & 3863:

The CICA issued Section 3862 on disclosures and Section 3863 on presentation. These two new CICA sections replace Section 3861 and set out additional financial instruments disclosure requirements while carrying forward unchanged its presentation requirements. These sections are applicable to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

	(c)	Assessing Going Concern, Section 1400:

In June 2007, CICA Section 1400 was amended to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section applies to interim and annual periods beginning on or after January 1, 2008.

	(d)	Capital Disclosures, Section 1535:

CICA Section 1535 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. This section requires additional disclosures relating to capital management strategies.

5.	Short-term investments:
	Short-term investments are composed of 9,000,000 shares in PMI Gold Corporation received in connection with the sale of the Ghana property (note 8(b)).

6.	Accounts receivable and prepaids:
		2007	2006

	Receivable on reduction of Bisha property interest (note 8(a))	$25,000,000	$-
	Receivable on disposal of Ghana property (note 8(b))	3,000,000	-
	Other	265,154	132,488
		$28,265,154	$132,488

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2007 and 2006

7.	Discontinued operations and assets held for sale:

On September 5, 2007, the Company announced the plan to place its Tabakoto mine in Mali onto care and maintenance and has engaged an agent to seek a buyer for the Mali assets.  Accordingly the assets and liabilities relating to the Mali operations, which included the Tabakoto mine and the Segala property, have been reclassified on the balance sheet as ‘held for sale’.  The results of the Company’s Mali operations have been segregated and disclosed separately.

Canadian GAAP requires management record long-lived assets that are available for sale at the lesser of their carrying amount or fair value less cost to sell. The fair value of the Mali assets was indeterminable as at December 31, 2007 and as a result, management has retained the assets related to the Malian operations at their carrying amount.  In March 2008 the Company entered into an agreement to sell its Mali assets for $20 million plus a 1 % net smelter return royalty, subject to regulatory approval and financing by the purchaser.  The agreement is scheduled to close in May 2008.

	A summary of discontinued operations and assets held for sale is as follows:
		2007	2006

	Revenue (i)	$42,481,772	$23,155,913
	Operating costs (ii)	(47,864,705)	(41,424,562)

	Operating gain (loss)	(5,382,933)	(18,268,649)
	Other income (expenses)	571,209	(62,795)

	Impairment of long-lived assets and other (iii)	-	(80,677,637)
	Agreement terminations (iv)	(3,027,887)	-

	Loss from discontinued operations for the year	$(7,839,611)	$(99,009,081)

	(i)	Revenue for the year ended December 31, 2006 includes only the period since commencement of production in May 2006.
	(ii)	Operating costs include costs of sales and mining; depreciation, depletion and amortization; exploration; general and administrative expenses.
	(iii)	The Company recorded an impairment provision at the end of 2006 for the entire carrying value of the Tabakoto property, plant and equipment and other directly related items.
	(iv)	The Company has terminated various long-term supply agreements and is obligated to pay certain amounts in accordance with the termination provisions of those agreements.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2007 and 2006

7.	Discontinued operations and assets held for sale (continued):

	Cash flow from discontinued operations:

		2007	2006
	Cash provided by (used for):

	Loss for the period	$(7,839,611)	$(99,009,081)
	Non-cash items and changes to non-cash operating capital	(1,380,646)	84,082,989

	Operations	(9,220,257)	(14,926,092)

	Investments	-	(15,894,568)

	Financing	(1,979,922)	3,120,496

		$(11,200,179)	$(27,700,164)

Assets held for sale (Mali operation):

	2007	2006
Current assets
Cash	$60,964	$923,367
Accounts receivable and prepaids	1,009,351	3,448,947
Inventories	3,829,952	7,685,755
	4,900,267	12,058,069

Fuel duty receivable (i)	6,547,834	2,226,721
Property, plant and equipment (ii)	10,641,348	10,643,669
Total assets	22,089,449	24,928,459

Current liabilities
Bank loan (iii)	(1,140,574)	(3,120,496)
Accounts payable and accrued liabilities (iv)	(2,324,070)	(6,810,176)
	(3,464,644)	(9,930,672)

Asset retirement obligation	(4,171,482)	(3,903,360)

Net assets held for sale	$14,453,323	$11,094,427

(i)

The fuel duty receivable is due from the Government of Mali and is recoverable by way of offset against royalties and any taxes that would be otherwise payable to the Government from future operations.  The majority of the receivable has been classified as non-current due to the uncertainty of when the mine may recommence active operations.

(ii)

The property plant and equipment is comprised of the Tabakoto mine assets and the neighbouring Segala property.  After carrying out an evaluation for recoverability of the Tabakoto mine the Company recorded in the accounts for the year ended December 31, 2006 an impairment provision equal to the entire carrying value of the Tabakoto property, plant and equipment.  Consistent with this evaluation, the Company has, during the year ended December 31, 2007, expensed all costs that would otherwise be capitalized.  The recorded amount as at December 31, 2007 represents the historical cost of the Segala property.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2007 and 2006

7.	Discontinued operations and assets held for sale (continued):
	(iii)	The bank loan was repaid subsequent to December 31, 2007.
(iv)

The accounts payable and accrued liabilities at December 31, 2007 include the best estimates of amounts due by contract to December 31, 2007 and, in accordance with Canadian generally accepted accounting principles, do not include any provision for future losses that may be associated with the discontinued operations.

8.	Property, plant and equipment:

	2007	2006

Mineral properties (see table below)	$203,911	$164,085

Plant and equipment at cost less accumulated
amortization $668,057 (2006 - $556,236)	790,759	484,936

	$994,670	$649,021

Mineral properties	Bisha

Balance, December 31, 2006	$164,085

Acquisition costs	39,826

Exploration/development:
Consulting engineers and personnel	2,715,620
Drilling, assays and geophysics	313,011
Transportation and field	114,298
Administration	1,487,844
Legal	91,665
Exploration costs incurred during the period	4,722,438
Expensed during the period	(4,722,438)

Balance, December 31, 2007	$203,911

(a)

Bisha Project - State participation:

On October 26, 2007 the Company and the Eritrean National Mining Corporation (ENAMCO) entered into an agreement to increase the State’s participation in the Bisha project.  ENAMCO agreed to purchase at fair value a 30% paid participating interest to add to its 10% free participating interest provided by Eritrean mining legislation, resulting in a total State participation of 40% (30% contributing; 10% free carried).  The final amount to be paid by the State will be determined by an independent valuator and shall be based on the net present value of 30% of the project, as evaluated upon the first shipment of gold from the mine, currently estimated to be in mid 2010.  As a first provisional payment, ENAMCO paid the Company $25,000,000 subsequent to December 31, 2007.  The provisional payment has been recorded as a deferred credit on the balance sheet.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2007 and 2006

8.	Property, plant and equipment (continued):
	(b)	Kubi-Ghana Sale:

The Company completed the sale of its Kubi property in Ghana to PMI Gold Corporation (“PMI”) on October 12, 2007.  In consideration of the sale, the Company received nine million PMI common shares valued at $2,722,360 and, on or before 6 months after closing of the transaction, shall receive a further $3,000,000. The second installment is payable in cash or in PMI shares, or a combination of both cash and shares at the option of PMI, so long as Nevsun’s shareholdings do not exceed 20% of the outstanding shares of PMI.  As a result of the disposition the Company recorded a gain of $5,765,579.

9.	Share capital:
	(a)	Authorized:
250,000,000 common shares without par value.
	(b)	Private placements:
During the year ended December 31, 2007, the Company completed a private placement of 10,000,000 common shares at CDN $1.50.
During the year ended December 31, 2006, the Company completed two private placements as follows:
(i) 2,500,000 common shares at CDN$4.00 per share.

(ii)

10,000,000 units at CDN$3.00 per unit. Total cash share issue costs were $1,780,101.  Each unit consisted of one common share and one-half of one transferable share purchase warrant. Each whole transferable share purchase warrant entitles the holder to purchase one common share at a price of CDN$4.00 per share until October 31, 2009 (note 9(d)).  If the volume weighted average closing price of the Company’s common shares on the TSX exceeds CDN$5.00 for ten consecutive trading days, the Company may give notice to the holders of the warrants that the warrants will expire if not exercised in 30 days.

	(c)	Stock Options

The Company’s shareholders replaced the stock option plan adopted in 1996 with an amended version on April 26, 2006.  The stock option plan is designed to attract and retain individuals and to reward them for current and expected future performance.  The maximum term of the options granted is ten years.  The vesting periods of stock options granted vary with terms determined by the board of directors.  Under the amended stock option plan adopted in April 2006, the Company has been authorized by its shareholders to grant stock options of up to ten percent (10%) of the number of common shares issued and outstanding.

The Company has recorded the fair value of all options granted since January 1, 2003 using the Black-Scholes model with the following weighted average assumptions:  expected life of option 5 years (2006– 5 years), stock price volatility 56% (2006 - 79%), no dividend yield, and a risk-free interest rate yield of 3% (2006 – 3%).  The fair value is particularly impacted by the Company’s stock price volatility, determined using data from the previous five years.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2007 and 2006

9.	Share capital (continued):
	(c)	Stock options (continued):
Stock-based compensation values recorded as follows:

	2007	2006
Stock-based compensation cost:
Expensed	$2,344,460	$1,724,647
Contributed surplus:
Balance, beginning of year	$8,410,121	$7,159,426
Grant of options	2,344,460	1,776,783
Transfer to share capital on exercise of options	(209,965)	(526,088)
Balance, end of year	$10,544,616	$8,410,121

	Number of options	Weighted average exercise price (CDN$)
Outstanding, December 31, 2005	6,547,000	$2.32
Granted	1,565,000	3.08
Expired	(270,000)	3.33
Exercised	(752,500)	1.61
Outstanding, December 31, 2006	7,089,500	$2.49
Granted	1,245,000	2.00
Expired	(142,000)	3.18
Exercised	(1,575,000)	0.92
Outstanding, December 31, 2007	6,617,500	$2.78

The weighted average price of options exercisable at the end of the year was Cdn $2.96.

Type	Number of options	Range of exercise price (CDN$)	Average remaining life in years
Vested (exercisable)	110,000	$0.15	3.1 years
Vested (exercisable)	967,500	$0.75 to $1.72	2.8 years
Vested (exercisable)	1,225,000	$2.16 to $2.36	2.1 years
Vested (exercisable)	2,135,000	$3.07 to $3.21	2.5 years
Vested (exercisable)	835,000	$4.81	1.1 years
Vested (exercisable)	100,000	$7.33	0.9 years
Un-vested	1,245,000	$2.00	4.9 years
Total	6,617,500

(d)	Warrants:
	Number of warrants	Average exercise price (CDN$)
Balance, December 31, 2005	17,889,000	$5.01
Warrants exercised	(50,000)	3.25
Warrants issued (note 9(b))	5,000,000	4.00
Balance, December 31, 2006 and 2007	22,839,000	$4.79

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2007 and 2006

9.	Share Capital (continued):

	Expiry	Number of warrants	Exercise Price (CDN$)
	29-Jun-08	3,950,000	$3.25
	25-Oct-08	8,889,000	$3.00
	19-Dec-08	5,000,000	$10.00
	31-Oct-09	5,000,000	$4.00
		22,839,000
	(e)	Shares reserved for issuance (fully diluted):

			Number of shares
	Issued and outstanding at December 31, 2007		127,864,322
	Reserved for options (note 9(c))		6,617,500
	Reserved for warrants (note 9(d))		22,839,000
	Shares reserved for issuance (fully diluted) at December 31, 2007		157,320,822
10.	Income taxes:
	(a)	Tax losses and tax assets:

At December 31, 2007, the Company has available losses for income tax purposes in Canada totaling approximately $18,000,000 and loss carry forwards in foreign jurisdictions of approximately $23,000,000 which, if not utilized to reduce income in future periods, expire through 2026.  Access to the loss carry forwards in the future may be restricted.

		As at December 31, 2007, the tax effect of the significant components within the Company’s future tax asset, are as follows:

		2007	2006

	Property, plant and equipment	$69,316,000	$68,902,000
	Loss carry forwards	12,172,000	10,898,000
		81,488,000	79,800,000
	Valuation allowance	(81,488,000)	(79,800,000)

	Net future income tax asset	$-	$-
(b)	Reconciliation of income taxes:
		2007	2006

	Tax expense (recovery) at statutory rate (34%)	$(1,410,161)	$(3,427,735)
	Tax effect of:
	Non-taxable portion of capital gains	(1,960,297)	-
	Benefit of tax losses not recognized	3,491,335	3,427,735
	Difference in tax rates of foreign jurisdictions	(111,989)	-

	Income taxes	$8,888	$-

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2007 and 2006

11.	Commitments and contingencies:

There are no material commitments for continuing operations except as to approximately $8,500,000 related to remaining purchase commitment for the ball and SAG mills for the Bisha project, due for delivery in late 2009.

Subsequent to year end the Company learned its Eritrean subsidiary, Bisha Mining Share Company, will likely be assessed a withholding tax of 10% of payments to foreign suppliers whose activities are performed outside the borders of Eritrea, retroactive to January 2006.  The Company intends to challenge any such assessment and the outcome is not determinable.  The Company estimates the assessment may be as high as $600,000.

For discontinued operations, at December 31, 2007 the Company was in negotiations with vendors to terminate several of its long-term supply agreements and estimates it may incur approximately $1,900,000 in future termination related payments in addition to those liabilities disclosed in note 5.  The Company has a minimum take or pay obligation on discontinued operations for power supply of approximately $100,000 per month until mid 2010.

12.	Segmented information:

The Company conducts its business as a single operating segment being the mining business in Africa.  All mineral properties and equipment are situated in Africa.  All investment revenues were earned from international sources.